Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

July 13, 2007

John D. Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3561

Office of Emerging Growth Companies

100 F Street, N.E.

Washington, D.C.  20549

RE:

Geopulse Exploration, Inc.

Amendment 5 to Registration Statement on

Form SB-2

File No. 333-137519

Dear Mr. Reynolds:

On behalf of Geopulse Exploration, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of June 15, 2007.

General

1.

We note your response to prior comment two in our letter dated March 23, 2007, and your conclusion that both of your directors are independent.  To the extent that either serves as an executive officer or employee, however, we do not agree with your analysis.  See for example NASDAQ Marketplace Rule 4200(a)(15), which states that an ‘independent director’ means a person “other than an executive officer…” of the company.  In light of the fact that you characterize both of your directors as executive officers, please advise how you reached the conclusion that they were independent.  We may have additional comments.

Our directors are not independent.  The registration statement has been amended accordingly.

2.

Please provide updated financial statements in accordance with Item 310(g) of Regulation S-B.

Updated financial statements have been inserted into the registration statement.

Risk Factors

“If a Market for our Common Stock does not develop….” Page 8

3.

We note your disclosure that you have applied for quotation on the over-the-counter bulletin board.  Since companies do not apply directly for quotation on the OTCBB, please revise accordingly.  If you have had any discussions or have an agreement with a registered broker/dealer to make the necessary filing in order to make a market in your common stock after the registration statement is declared effective, provide details at an appropriate place later in the filing.

We engaged Spartan Securities Group, Ltd. to make the application on our behalf.  We have received three comments on our application, one of which relates to the effective date of the registration statement.  Consequently, we are waiting to respond to the questions until after the effectiveness of the registration statement. This information has been added to the registration statement.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner